Astralabs, Inc. (Formerly Newchip, Inc.)

Consolidated Financial Statements

December 31, 2020 and 2019



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

ASTRALABS, INC.
(FORMERLY NEWCHIP, INC.)

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Astralabs, Inc.
(Formerly Newchip, Inc.)
Austin, Texas

We have audited the accompanying consolidated financial statements of Astralabs, Inc. and subsidiary (collectively, the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Astralabs, Inc. and subsidiary as of December 31, 2020 and 2019, and the results of their operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.



May 29, 2021
Glen Allen, Virginia

ASTRALABS, INC.
(FORMERLY NEWCHIP, INC.)

Consolidated Balance Sheets
December 31, 2020 and 2019

Assets		2020		2019
Current assets:				
Cash	$	109,303	$	6,280
Accounts receivable		283,131		147,438
Other current assets		143,907		25,345
Total current assets		536,341		179,063
Property and equipment - net		25,262		23,935
Website development costs		5,315		-
Other assets		1,000		102,240
Total assets	$	567,918	$	305,238

See accompanying notes to consolidated financial statements.

ASTRALABS, INC.
(FORMERLY NEWCHIP, INC.)

Consolidated Balance Sheets, Continued
December 31, 2020 and 2019

Liabilities and Stockholders' Deficit	2020	2019
Current liabilities:		
Financing agreements payable	$ 370,958	$ 137,929
Notes payable	-	9,811
Notes payable - related parties	157,000	-
Accounts payable	54,580	76,011
Accrued expenses	48,279	73,482
Deferred revenue	25,068	-
Total current liabilities	655,885	297,233
Long-term liabilities:		
Financing agreements payable	-	230,040
Note payable	149,900	-
Notes payable - related party	-	27,000
Convertible notes	-	1,107,162
Total long-term liabilities	149,900	1,364,202
Total liabilities	805,785	1,661,435
Stockholders' deficit:		
Class A common stock $0.0001 par value; 20,000,000 shares authorized; 4,449,035 shares issued and 3,456,493 shares outstanding as of December 31, 2020 and 2,955,017 shares issued and outstanding as of December 31, 2019	445	300
Class B common stock $0.0001 par value; 8,300,000 shares authorized; 8,300,000 shares issued and outstanding as of December 31, 2020 and 2019	830	830
Class A-1 preferred stock $0.0001 par value; 302,112 shares authorized; 135,165 shares issued and outstanding as of December 31, 2020	14	-
Class A-2 preferred stock $0.0001 par value; 7,215,132 shares authorized; 7,215,132 shares issued and outstanding as of December 31, 2020	722	-
Additional paid-in capital	4,183,396	200
SAFE - future equity obligation	-	2,623,492
Accumulated deficit	(4,423,274)	(3,981,019)
Total stockholders' deficit	(237,867)	(1,356,197)
Total liabilities and stockholders' deficit	$ 567,918	$ 305,238

See accompanying notes to consolidated financial statements.

ASTRALABS, INC.
(FORMERLY NEWCHIP, INC.)

Consolidated Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Revenue - net	$ 2,691,136	$ 761,080
Operating expenses	3,121,669	1,628,812
Operating loss	(430,533)	(867,732)
Other income (expense):		
Paycheck Protection Program loan forgiveness	135,100	-
Other income	50,434	43,069
Interest expense	(197,256)	(94,517)
Total other expenses, net	(11,722)	(51,448)
Net loss	$ (442,255)	$ (919,180)

See accompanying notes to consolidated financial statements.

ASTRALABS, INC.
(FORMERLY NEWCHIP, INC.)

Consolidated Statements of Changes in Stockholders' Deficit
Years Ended December 31, 2020 and 2019

	Common Stock		Preferred Stock		Additional Paid-in	SAFE - Future Equity	Accumulated	
	Class A	Class B	Class A-1	Class A-2	Capital	Obligation	Deficit	Total
Balance, January 1, 2019	$ 160	$ 830	$ -	$ -	$ 200	$ 2,623,492	$ (3,051,839)	$ (427,157)
Repurchase of stock	-	-	-	-	-	-	(10,000)	(10,000)
Stock compensation	140	-	-	-	-	-	-	140
Net loss	-	-	-	-	-	-	(919,180)	(919,180)
Balance, December 31, 2019	300	830	-	-	200	2,623,492	(3,981,019)	(1,356,197)
Issuance of preferred stock	-	-	14	-	384,604	-	-	384,618
SAFEs converted to preferred stock	-	-	-	646	2,622,846	(2,623,492)	-	-
Convertible notes converted to preferred stock	-	-	-	76	1,162,182	-	-	1,162,258
Stock compensation	145	-	-	-	13,564	-	-	13,709
Net loss	-	-	-	-	-	-	(442,255)	(442,255)
Balance, December 31, 2020	$ 445	$ 830	$ 14	$ 722	$ 4,183,396	$ -	$ (4,423,274)	$ (237,867)

See accompanying notes to consolidated financial statements.

ASTRALABS, INC.
(FORMERLY NEWCHIP, INC.)

Consolidated Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (442,255)	$ (919,180)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	6,005	8,362
Stock compensation	13,709	140
Change in operating assets and liabilities:		
Accounts receivable	(135,693)	(147,438)
Other current assets	(118,562)	(21,148)
Other assets	102,240	-
Accounts payable	(21,431)	76,011
Accrued expenses	29,893	19,433
Deferred revenue	25,068	-
Net cash used in operating activities	(541,026)	(983,820)
Cash flows from investing activities:		
Purchase of property and equipment	(7,332)	(18,323)
Investment in start-up	(1,000)	-
Payments for website development costs	(5,315)	-
Net cash used in investing activities	(13,647)	(18,323)
Cash flows from financing activities:		
Proceeds from financing agreements payables, net	2,989	265,729
Proceeds from notes payable	149,900	46,200
Payments on notes payable	(9,811)	(9,389)
Proceeds from notes payable - related parties	130,000	-
Proceeds from issuance of stock	384,618	-
Proceeds from issuance of convertible notes	-	507,701
Repurchase of stock	-	(10,000)
Net cash provided by financing activities	657,696	800,241
Net change in cash	103,023	(201,902)
Cash, beginning of year	6,280	208,182
Cash, end of year	$ 109,303	$ 6,280
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 251,655	$ 21,640
Supplemental disclosure of non-cash transactions:		
SAFEs converted to preferred stock	$ 2,623,492	$ -
Convertible note principal and interest converted to preferred stock	$ 1,095,043	$ -
Accrued interest on convertible note converted to preferred stock	$ 67,215	$ -

See accompanying notes to consolidated financial statements.

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Astralabs, Inc. (formerly Newchip, Inc. for the years presented of December 31, 2020 and 2019, but changed its name accordingly in 2020) was incorporated on June 15, 2016 in the State of Delaware and is headquartered in Austin, Texas. The Company operates an education platform for startup entrepreneurs to learn to run an early-stage startup and raise funding from investors. The Company also built out services to support business operations and fundraising activities that are pain points for entrepreneurs.

Management's Plans: The Company's updated strategic plan for 2021 and beyond is focused on managing a portfolio of subordinate startups and building out new product lines that will support sales, growth and profitability of its portfolio. These objectives will be attained by a focused and strategic sales and marketing plan for the Company's platforms as well as continuing to develop and advance its technologies through the addition of new features while protecting intellectual property from competitors. The Company believes that by raising capital, it will enable it to effectively execute these goals quickly and continue for a reasonable period of time.

Consolidation: The consolidated financial statements include the accounts of Astralabs, Inc. and its subsidiary. All significant intercompany transactions and accounts have been eliminated in consolidation. The Company's subsidiary ceased operations in 2019.

Basis of Accounting: The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits. Accounts receivable is made up of many customers across various geographic regions.

Accounts Receivable: The Company sells its services to customers on an open credit basis. The Company's accounts receivable are generally uncollateralized. Management closely monitors outstanding accounts receivable and provides an allowance for any balances that are determined to be uncollectible. An allowance was not deemed necessary at December 31, 2020 or 2019.

1.   **Summary of Significant Accounting Policies, Continued:**

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five to ten years. Leasehold improvements are recorded at cost and amortized over the lesser of their estimated useful life or lease term. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Capitalization of Website Development Costs: The Company accounts for costs incurred associated with the development of their website in accordance with FASB guidance, ASC 350-50, Website Development Costs. Certain costs associated with the development of a website application and infrastructure may be capitalized as incurred. The Company capitalized $5,315 related to website development costs for the purchase of the Company's domain name during 2020. The Company considers this to be an indefinite lived intangible asset and assess the need for impairment on an annual basis to determine whether it is more likely than not that the fair value of the asset is less than its carrying amount. No impairment was recorded during 2020.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $154,945 for 2020 and $100,609 for 2019.

Paycheck Protection Program Loan: The Company's policy was to account for the Paycheck Protection Program loan ("PPP loan") as debt. The Company recorded the PPP loan as a liability until the loan was entirely forgiven and the Company was legally released, at which point the amount forgiven was recorded into other income in the consolidated statements of operations (see Note 12).

Revenue Recognition: Effective January 1, 2020, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services.

Accelerator Program: These contracts consist of a single performance obligation and the Company's revenue is typically recognized at a point in time when it invoices its customers and they gain access to the accelerator program and materials. Revenue for the accelerator program totaled $2,613,904 and $761,080 for 2020 and 2019, respectively.

1. **Summary of Significant Accounting Policies, Continued:**

   Revenue Recognition, Continued:

   Connect Program: These contracts consist of a single performance obligation and the Company's revenue is typically recognized on a monthly basis over the term of the program. Any fees received in advance are recorded to deferred revenue and recognized into revenue as earned. Revenue for the Connect program totaled $77,232 for 2020. The program was not in effect during 2019.

   Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected at the start of the accelerator program or on a monthly basis over the term of the accelerator program. Contract liabilities include deferred revenue of $25,068 at December 31, 2020 included on the accompanying consolidated balance sheets. There was no deferred revenue at December 31, 2019.

   Income Taxes: Deferred income taxes are provided on temporary differences between consolidated financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for consolidated financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

   Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

   Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

1.   **Summary of Significant Accounting Policies, Continued:**

Stock-Based Compensation: The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the consolidated statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

2.   **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2020	2019
Computer equipment	$ 19,984	$ 18,153
Furniture and fixtures	16,545	11,044
Leasehold imporvements	-	3,600
	36,529	32,797
Less - accumulated depreciation	11,267	8,862
	$ 25,262	$ 23,935

Depreciation expense was $6,005 for 2020 and $8,362 for 2019.

3.   **Financing Agreements:**

During 2020, the Company entered into various agreements with financing companies for the sale of future receipts. The Company sold future receipts with a value of $370,000 for a total purchase price of $320,322 with the corresponding discount being recorded as a deferred financing cost included in other current assets in the accompanying consolidated balance sheets and recorded to interest expense over the term of the agreements. The agreements call for a maximum daily percentage of future receipts available for collection by the purchaser ranging from 3.3% to 8.8%. The future receipts were sold without recourse. The outstanding amounts payable was $164,918 and deferred financing costs were $25,203 at December 31, 2020.

During 2019, the Company entered into various agreements with a financing company for the sale of future receipts. The Company sold future receipts with a value of $165,125 for a total purchase price of $110,000 with the corresponding discount being recorded as a deferred financing cost included in other current assets in the accompanying consolidated balance sheets and recorded to interest expense over the term of the agreements. The agreements call for a maximum daily collection amount by the purchaser ranging from $360 to $529 and a maximum monthly percentage of future receipts available for collection by the purchaser ranging from 10% to 15%. The future receipts were sold without recourse. The outstanding amounts payable was $74,941 and deferred financing costs were $4,813 at December 31, 2019.These amounts were repaid in full in 2020.

3.   Financing Agreements, Continued:

During 2019, the Company entered into an agreement with a second financing company for the sale of future receipts. The Company sold future receipts with a value of $273,201 for a total purchase price of $254,731 with the corresponding discount being recorded as a deferred financing cost included in other current assets in the accompanying consolidated balance sheets and recorded to interest expense over the term of the agreement. The agreements call for a maximum daily collection amount by the purchaser ranging from 13% to 20% of receipts collected by the Company. The future receipts were sold without recourse. The outstanding amounts payable was $62,988 and deferred financing costs were $20,258 at December 31, 2019. These amounts were repaid in full in 2020.

During 2019, the Company entered into financing agreements with various investors of the Company for an original principal amount of $127,800. The notes are to be repaid on a quarterly basis at a rate of 10% of the Company's revenue per quarter, once the loan is triggered for repayment based on certain revenue thresholds outlined in the agreements. The notes mature in 2023 and are considered paid in full once each note holder is repaid a multiple of 1.8 times their original note balance. The corresponding discount is being recorded as a deferred financing cost included in other current assets for 2020 and other assets for 2019, in the accompanying consolidated balance sheets and recorded to interest expense over the term of the agreements. The outstanding amounts payable was $206,040 at December 31, 2020 and $230,040 at December 31, 2019. Deferred financing costs were $93,681 and $102,240 at December 31, 2020 and 2019, respectively. These notes are expected to be paid in full during 2021 and as such, are presented in financing agreements payable as current liabilities on the accompanying consolidated balance sheet for 2020.

4.   Notes Payable:

During 2020, the Company entered into a promissory note with an executive of the Company for an original principal amount of $30,000. The note bears no stated interest rate. Repayments are due in the amount of $39,000 by December 31, 2021. Amounts repaid in excess of the original principal amount will be accrued for and charged to interest expense accordingly. The outstanding balance was $30,000 at December 31, 2020.

During 2020, the Company entered into a promissory note with an affiliate of the Company for an original principal amount of $50,000. The note bears no stated interest rate. Repayments are due in the amount of $65,000 by December 31, 2021. Amounts repaid in excess of the original principal amount will be accrued for and charged to interest expense accordingly. The outstanding balance was $50,000 at December 31, 2020.

During 2020, the Company entered into a promissory note with an executive of the Company for an original principal amount of $50,000. The principal balance was due in March 2021 with $1,000 per month in interest payments due for each month the principal was outstanding. The outstanding balance was $50,000 at December 31, 2020. The loan was paid in full during 2021.

4.   Notes Payable, Continued:

During January 2020, the Company entered into various promissory notes for the total principal amount of $122,500. The notes required a total repayment ranging from 1.2 to 1.3 times the original principal balance of the note. The outstanding balance of these notes was paid in full as of December 31, 2020.

During 2020, the Company entered into a loan with the Small Business Administration for the principal amount of $149,900. Interest is charged at 3.75% per annum and monthly principal and interest payments begin in May 2022. The note matures in May 2050 and is secured by certain assets of the Company. The full principal balance of the loan was outstanding at December 31, 2020.

Future principal payments on this note as of December 31, 2020 are as follows:

Year	Amount
2021	$ -
2022	5,848
2023	8,772
2024	8,772
2025	8,772
Thereafter	117,736
	$ 149,900

During 2019, the Company entered into a promissory note with an executive of the Company for an original principal amount of $27,000. The note bears no stated interest rate. Repayments are due in the amount of $35,000 by December 31, 2021. Amounts repaid in excess of the original principal amount will be accrued for and charged to interest expense accordingly. The outstanding balance including accrued interest was $32,000 at December 31, 2020 and 2019.

During 2019, the Company entered into a promissory note with an investor of the Company for an original principal amount of $19,200. The note bore interest at the prime rate plus 3% (effectively 7.75% at December 31, 2019). Principal and interest were due upon maturity, which was defined in the agreement based on certain balances in the Company's operating accounts. The outstanding balance on the note was $9,811 at December 31, 2019. The amount was repaid during 2020.

5. **Convertible Notes:**

The Company had various convertible notes outstanding at December 31, 2019 with a total principal amount of $1,107,162. The notes bore interest at 5% per annum and had beneficial conversion features upon which the principal will convert at the lesser of 75% of the per unit price paid by investors, as identified in the note agreements, or the valuation cap divided by shares outstanding prior to the conversion to common stock. The notes also had valuation caps ranging from $25,000,000 to $30,000,000. All unpaid principal and accrued interest was due upon maturity which ranged from November 2020 to March 2021 or would convert upon an equity financing or change in control event. Upon the Company completing a qualified equity financing event, the outstanding principal balance and accrued interest of these notes totaling $1,162,258 converted to 757,379 shares of Class A-2 preferred stock during 2020. The full principal amount of the convertible notes was outstanding at December 31, 2019.

6. **Stockholders' Equity (Deficit):**

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 48,300,000 shares of stock, consisting of 20,000,000 shares of Class A common stock, 8,300,000 shares of Class B common stock, 302,112 shares of Series A-1 preferred stock, and 7,215,132 shares of Series A-2 preferred stock each at $0.0001 par value per share. The remaining 12,482,756 shares of preferred stock at $0.0001 par value per share are authorized, but not yet designated to specific class a preferred stock.

The Company has 4,449,035 shares issued and 3,456,493 shares outstanding of Class A common stock at December 31, 2020 and 2,955,017 shares issued and outstanding of Class A common stock at December 31, 2019. The holder of each share of Class A common stock is entitled to one vote per share. The voting, dividend, and liquidation rights of the holders of the Class A common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

The Company has issued and outstanding 8,300,000 shares of Class B common stock at December 31, 2020 and 2019. The holder of each share of Class B common stock is entitled to ten votes per share. The voting, dividend, and liquidation rights of the holders of the Class B common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

The Company has 135,165 shares issued and outstanding of Class A-1 preferred stock at December 31, 2020. No shares of Class A-1 preferred stock were issued or outstanding at December 31, 2019.

The Company has 7,215,799 shares issued and outstanding of Class A-2 preferred stock at December 31, 2020. No shares of Class A-2 preferred stock were issued or outstanding at December 31, 2019.

6.   Stockholders' Equity (Deficit), Continued:

As defined by the Amended and Restated 2017 Stock Plan, the Company can issue 10,000,000 shares of Class A common stock to employees and advisors under restricted stock agreements as a form of compensation. The Company issued 1,464,018 and 1,367,328 restricted shares in 2020 and 2019, respectively.   Total cumulative issued restricted stock was 4,419,035 at December 31, 2020 and 2,955,017 at December 31, 2019. Stock awards vest according to time schedules outlined in each agreement. During 2020 and 2019, respectively, 1,049,966 and 949,422 restricted stock shares vested. Total cumulative vested restricted shares was 2,782,483 and 1,732,517 at December 31, 2020 and 2019, respectively. The fair value of the Class A restricted common shares issued during 2020 for which stock compensation expense was recorded was determined to be $0.82 per share at the time of grant. Total stock based compensation recorded during 2020 was $13,709. The fair value of the Class A restricted stock issued during 2019 was determined to be nominal and therefore the par value of $14 was recorded as stock based compensation for financial reporting purposes in 2019.

During December 2020, the Company implemented a 2020 Stock Plan approving the issuance of stock options with the purpose of attracting and retaining key personnel. The Plan authorizes the issuance of up to 5,173,800 shares of Class A common stock. The plan has a term of 10 years. No options were issued under this plan during 2020.

7.   SAFE – Future Equity Obligation:

The Company had various Simple Agreements for Future Equity ("SAFE") outstanding for a total amount of $2,623,492 at December 31, 2019. The SAFEs did not bear interest and would convert upon any of the following events: equity financing, liquidity event, dissolution, or termination of the SAFE which would occur if any of the previous events took place or the SAFE was settled by the Company in stock or payment of amounts due as defined in the agreement. During 2020, due to a qualified equity financing event, the Company converted the outstanding balance of $2,623,492 into 6,479,487 shares of Class A-2 preferred stock. The outstanding balance of the SAFEs was $2,623,492 at December 31, 2019.

8.   Related Party Transactions:

During 2020 and 2019, the Company entered into various note agreements with executives, investors, and other related parties (see Note 4).

9. **Lease:**

The Company leases its office spaces through a non-cancelable operating lease agreement. The Company's original lease matured on December 31, 2019 and was renewed for a one year period through December 31, 2020. That lease was terminated early in August 2020. The lease called for monthly rent payments of $5,844 as well as various common area maintenance charges. The Company entered into a new lease in October 2020 which calls for monthly payments of $5,000 and is leased on a month-to-month basis. The lease also calls for various common area maintenance charges. Rent expense was $75,360 for 2020 and $47,524 for 2019.

10. **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $4,500,000 at December 31, 2020, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

11. **Licensing Agreement:**

Effective December 2019, the Company entered into a licensing agreement as the licensor of its developed source code and software. The Company first receives a monthly payment equal to 25% of the licensee's revenue up to $150,000 and an additional fee equal to 1% of the licensee's revenue up to $1 million through the remainder of the agreement period. The agreement is effective during the period from December 1, 2019 through March, 31, 2021. The licensing fee earned for 2020 was $25,461 and is included in other income on the accompanying consolidated statements of operations. The licensing fee earned for 2019 was considered immaterial to the consolidated financial statements.

As part of the licensing agreement, the Company is eligible to receive a 5% ownership stake in the licensee's business if the licensee reaches $150,000 in payments to the Company by March 31, 2021.

In conjunction with the license agreement, the Company received 110,619 warrants entitling the Company to purchase preferred units at an exercise price of $2.26 of the licensee and expiring in December 2021. Management determined the fair value of the warrants to be immaterial to the consolidated financial statements.

12. **Paycheck Protection Program Loan:**

In response to the economic instability caused by COVID-19, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was passed by Congress and signed into law by the President on March 27, 2020. The Paycheck Protection Program was a component of the CARES Act and provided for PPP loans to provide a direct incentive for employers to keep their employees on the payroll. A PPP loan is eligible for full or partial forgiveness if the funds are used for qualifying costs including payroll, rent, mortgage interest, or utilities, as further defined in the CARES Act.

The Company applied for and was approved for one PPP loan totaling $135,100. The loan was funded in April 2020. The loan accrued interest at 1.0% but payments were not required to begin for ten months after the end of the period covered by the loan. The Company was eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The PPP Loans was uncollateralized and was fully guaranteed by the Federal government.

As of December 31, 2020, the Company had used all of the loan proceeds for qualifying costs for the loan. The Company applied for and was approved for forgiveness; therefore, the forgiveness of the loan is recognized as other income on the accompanying 2020 consolidated statements of operations.

13. **Subsequent Events:**

Management has evaluated subsequent events through May 29, 2021, the date the consolidated financial statements were available to be issued, and has determined there are no additional subsequent events to be reported in the accompanying consolidated financial statements other than disclosed below.

Effective February 2021, the Company amended its articles of incorporation to authorize 752,106 shares of preferred stock be designated as Series A-3 preferred stock at $0.0001 par value per share.

Through April 2021, the Company raised $1,071,135 through the issuance of 527,849 shares of Class A-3 preferred stock. The Company also issued warrants for the purchase of 202,368 shares of the Company's Class A-3 preferred stock.

Through May 2021, the Company issued 2,048,920 options under the 2020 Stock Plan.